Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 1 DATED JUNE 20, 2025

TO THE OFFERING CIRCULAR DATED MAY 9, 2025

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated May 9, 2025 and filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to update the status of the Offering (defined below).

Status of the Offering

As previously discussed in the Offering Circular, the Company filed an offering statement on Form 1-A with the Commission on May 27, 2022 with respect to an offering (the “Offering”) of up to $75,000,000 of the Company’s units of membership interest (“Units” or “Member Units”). The Offering was qualified on June 21, 2022.

As previously disclosed, the Company filed an offering statement on Form 1-A for a follow-on offering of the Company’s Units (“Follow-on Offering”). There is no guarantee that the Follow-on Offering will be qualified by the Commission at any particular time, or at all.

Pursuant to the Offering Circular, the Manager has elected to extend the Offering for up to 180 days beyond the third anniversary of the initial qualification date. Accordingly, unless earlier terminated by the Manager, in its discretion, the Company will continue to offer the Units until the earlier of: (i) the date on which the maximum offering amount has been raised; (ii) the qualification date of the offering statement for the Follow-on Offering; or (iii) December 18, 2025. The Manager may terminate the Offering at any time prior to the stated termination date.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: June 20, 2025

Safe Harbor Statement

This supplement to the Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for the properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 9, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.